**OFFER TO EXCHANGE 22.881 COMMON SHARES FOR
EACH OUTSTANDING CLASS A CONVERTIBLE PREFERRED SHARE
OF STONEHAVEN REALTY TRUST**

To: Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Stonehaven Realty Trust is offering pursuant to our proxy statement and exchange offer, dated <Proxy Date>, to exchange 22.881 of our common shares of beneficial interest for each outstanding share of our Class A convertible preferred shares of beneficial interest.

We are requesting that you contact your clients for whom you hold preferred shares regarding the exchange offer. For your information and for forwarding to your clients for whom you hold preferred shares registered in your name or in the name of your nominee, or who hold preferred shares registered in their own names, we are enclosing the following documents:

- Our proxy statement dated <Proxy Date>;

- The letter of transmittal for your use and for the information of your clients (including guidelines for certification of taxpayer identification number on Substitute Form W-9);

- A notice of guaranteed delivery to be used to accept the exchange offer if (a) certificates for the preferred shares are not immediately available, (b) time will not permit the certificates for preferred shares or other required documents to reach American Stock Transfer and Trust Company before the expiration of the exchange offer or (c) the procedure for book-entry transfer cannot be completed prior to the expiration of the exchange offer;

- A form of letter which may be sent to your clients for whose account you hold preferred shares registered in your name or the name of your nominee, with space provided for obtaining the clients' instructions with respect to the exchange offer; and

- Return envelopes addressed to the exchange agent.

YOUR PROMPT ACTION IS REQUESTED. THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON <EXPIRATION DATE>, UNLESS THE EXCHANGE OFFER IS EXTENDED. PREFERRED SHARES TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME BEFORE THE EXPIRATION DATE.

Unless a holder of preferred shares complies with the procedures described in our proxy statement under the caption "The Exchange Offer — Guaranteed Delivery Procedures," the holder must do one of the following on or prior to the expiration date to participate in the exchange offer:

- tender the preferred shares by sending the certificates for the preferred shares, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to American Stock Transfer and Trust Company, as exchange agent, at the address listed in the proxy statement under the caption "The Exchange Offer — Exchange Agent;" or

- tender the preferred shares by using the book-entry procedures described in the proxy statement under the caption "The Exchange Offer — Book Entry Transfer" instead of the letter of transmittal, to the exchange agent.

If a registered holder of preferred shares wishes to tender the preferred shares in the exchange offer, but (a) the certificates for the preferred shares are not immediately available, (b) time will not permit the certificates for the preferred shares or other required documents to reach the exchange agent before the expiration date of the exchange offer, or (c) the procedure for book-entry transfer cannot be completed before the expiration date, a tender of preferred shares may be effected by following the guaranteed delivery procedures described in the proxy statement under the caption "The Exchange Offer — Guaranteed Delivery Procedures."

We will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the proxy statement and the related documents to the beneficial owners of preferred shares held by them as nominee or in a fiduciary capacity. We will pay or cause to be paid all stock transfer taxes applicable to the exchange of preferred shares in the exchange offer, except as set forth in instruction six of the letter of transmittal.

Any inquiries you may have with respect to the exchange offer, or requests for additional copies of the enclosed materials, should be directed to the exchange agent, at its address and telephone number set forth on the front of the letter of transmittal.

Very truly yours,

STONEHAVEN REALTY TRUST

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF STONEHAVEN OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROXY STATEMENT OR THE LETTER OF TRANSMITTAL.